Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 9 DATED DECEMBER 27, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Bridge AWH-SATX Holdings JV, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Bridge AWH-SATX Holdings JV, LLC (the “RSE- Aura Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $1,066,160, which is the initial stated value of our equity interest in the RSE- Aura Controlled Subsidiary (the “RSE- Aura Income II REIT Investment”). The RSE- Aura Controlled Subsidiary used the proceeds to acquire a single garden-style multifamily property totaling 343 units located at 5002 Wiseman Blvd., San Antonio, TX 78251 (the “RSE- Aura Property”). The RSE- Aura Income II REIT Investment was funded with proceeds from our Offering.

The RSE- Aura Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices, with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the RSE- Aura Income II REIT Investment (the “RSE- Aura Operative Agreements”), our consent is required for all major decisions regarding the RSE- Aura Property. In addition, pursuant to the RSE- Aura Operative Agreements, we are entitled to receive a preferred economic return of 13.0% on our RSE- Aura Income II REIT Investment, which will fully accrue until redemption. In addition, an affiliate of our sponsor earned an origination fee of 1.5% of the RSE- Aura Income II REIT Investment, as well as an approximate $340 in due diligence fees, paid directly by the RSE- Aura Controlled Subsidiary.

The RSE- Aura Controlled Subsidiary is expected to redeem our RSE- Aura Income II REIT Investment by December 19, 2019 (the “RSE- Aura Redemption Date”). In the event that the RSE- Aura Income II REIT Investment is not redeemed by the RSE- Aura Redemption Date, pursuant to the RSE- Aura Operative Agreements, we have the right, in our discretion, to force the sale of the RSE- Aura Property outright. The RSE- Aura Controlled Subsidiary may redeem our RSE- Aura Income II REIT Investment in whole or in part without penalty during the term of the RSE- Aura Income II REIT Investment.

Simultaneous with the closing of the RSE- Aura Income II REIT Investment, senior financing was provided through a $28,443,000 secured loan from an affiliate of our sponsor (the “RSE- Aura Senior Loan”). The loan features a one year term at a fixed rate of 6.0%. Aggregate with the RSE- Aura Senior Loan and other preferred equity capital, the RSE- Aura Income II REIT Investment features a LTV of 95.0% based on purchase price. The combined LTV ratio, or loan-to-value ratio, is the amount of the RSE- Aura Senior Loan plus the RSE- Aura Income II REIT Investment, plus other preferred equity capital, divided by the purchase price of the RSE- Aura Property. We generally use LTV to define leverage for properties that are generating cash flow.

The RSE- Aura Property features 11 three-story apartment buildings containing 343 total units and is 93% occupied. Amenities at the property include covered parking in attached garages and carports, a clubhouse, a club/game room, a business center, a community kitchen with a coffee bar, fitness center, an outdoor pool, and an outdoor lounge with a fireplace and a television. The units feature stainless steel appliances, double-basin stainless steel sinks, and granite countertops.

The property is located within half a mile to Christus Santa Rosa Hospital, Northwest Vista Community College, and SeaWorld San Antonio. Other major employment centers around the area include Southwest Research Institute, Southwest Foundation for Biomedical Research, Chase Financial Services, the Capital Group, Takata Seat Belts, and QVC. The area is also well served by retail centers within 3 miles including Alamo Market (anchored by JCPenney, Target, and Kirkland’s) and Culebra Market (anchored by HEB, Home Depot, and Hobby Lobby).

Acquisition of Controlled Subsidiary Investment – NP 85, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, NP 85, LLC (“NP 85”) for a purchase price of $1,939,296, which is the initial stated value of our equity interest in the NP 85 Controlled Subsidiary (the “NP 85 Income II REIT Investment”).  Inclusive of the NP 85 Income II REIT Investment, NP 85 was capitalized with $28,443,000 in equity contributions from us and other eREITs managed by our manager.  NP 85 used this capital to acquire from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), the RSE- Aura Senior Loan. The borrower, WP AWH-SATX Owner, LLC, a Delaware limited liability company (“Aura Westover Hills”), used the loan proceeds to acquire the RSE- Aura Property. The RSE- Aura Controlled Subsidiary is managed by Waypoint.

Pursuant to the agreements governing the NP 85 Income II REIT Investment (the “NP 85 Investment Operative Agreements”), our consent is required for all major decisions regarding the RSE-Aura Senior Loan.

The RSE- Aura Senior Loan bears an interest rate of 6.0% per annum, with an amount equal to 6.0% per annum paid current on a monthly basis through the maturity date, December 19, 2019 (the “RSE- Aura Senior Loan Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 0.25% of the RSE- Aura Senior Loan amount.  As a member of NP 85, we are entitled to receive a proportionate share of interest income from the RSE- Aura Senior Loan.

Aura Westover Hills does not have the option to extend the maturity date beyond December 19, 2019.  Waypoint has provided customary non-recourse carve-out guarantees (the “Guarantor”).

The combined LTV ratio, or loan-to-value ratio, is the amount of the RSE- Aura Senior Loan plus the RSE- Aura Income II REIT Investment, plus other preferred equity capital, divided by the purchase price of the RSE- Aura Property.  As of the closing date of the RSE- Aura Senior Loan, the RSE-Aura Property featured an LTV of 95.0% based on purchase price. We generally use LTV to define leverage for properties that are generating cash flow.

As the RSE- Aura Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative, reviewed and approved of the transaction prior to its consummation.